April 18, 2014 VIA EDGAR	ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.297.5542 jkwilson@foley.com EMAIL

Re:	Hudson Global, Inc. Preliminary Proxy Statement Filed On April 11, 2014
File No. 000-50129

Ladies and Gentlemen:

We are writing on behalf of our client, Hudson Global, Inc. (the “Company”), in response to the letter from the staff of the Office of Mergers & Acquisitions of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 17, 2014, with respect to the above-referenced preliminary proxy statement (the “Preliminary Proxy Statement”) filed with the Commission on April 11, 2014. Set forth below are the Company’s responses to the comments raised in the Staff’s letter.  As requested in the Staff’s letter, we have included the written acknowledgment from each participant named in the Preliminary Proxy Statement as Exhibit A to this filing.

For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Company’s response.

General

1.	Please revise to clarify the effect of broker non-votes with respect to each proposal. Specifically, indicate, if true, that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting regardless of whether such proposals are routine or not.

The Company will revise the disclosure on page 5 of the Preliminary Proxy Statement in its definitive proxy statement by adding the following disclosure to clarify that brokers will not have discretionary authority to vote on any proposals to be voted on at the Company's annual meeting:

“If you hold your shares in “street name” through a bank, broker or other nominee, such bank, broker or nominee will vote those shares in accordance with your instructions. To so instruct your bank, broker or nominee, you should refer to the information provided to you by such entity. Without instructions from you, a bank, broker or nominee will be permitted to exercise its own voting discretion with respect to so-called routine matters but will not be permitted to exercise voting discretion with respect to non-routine matters. If, as expected, our annual meeting involves a contested election, then there will be no routine matters to be voted on at the annual meeting. Thus, if you do not give your bank, broker or nominee specific instructions with respect to any of the proposals, your shares will not be voted on such proposals. This is called a “broker non-vote.” We urge you to provide your bank, broker or nominee with appropriate voting instructions so that all of your shares may be voted at the annual meeting.”

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission

April 18, 2014

Election of Directors, page 5

2.	Please revise to describe Ms. Laing’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. See Item 5(b)(1)(ii) of Schedule 14A. Also revise to disclose her business experience during the last five years. See Item 7(b) of Schedule 14A and corresponding Item 401 of Regulation S-K. .

The Company advises the Staff that Ms. Laing has been retired since 2007. The Company will revise the disclosure on page 6 of the Preliminary Proxy Statement in its definitive proxy statement by inserting the following disclosure after the first sentence of Ms. Laing’s biography:

“Ms. Laing has been retired since 2007.”

Approval of an Amendment . . ., page 50

3.	The disclosure regarding this proposal discusses amendments to your articles of incorporation to declassify the board of directors and to modify shareholders’ ability to remove directors. Please provide us with an analysis that undertakes to explain how including both changes in one proposal is consistent with Exchange Act Rule 14a-4(a)(3).

The Company advises the Staff that it is incorporated under the laws of the State of Delaware. Section 141(k) of the Delaware General Corporation Law (“DGCL”) provides that “Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors…,” but contains an exception to that general rule by providing that stockholders of a corporation that has a classified board of directors may remove directors only for cause. We have included the full text of Section 141(k) of the DGCL (as well as Section 141(d) of the DGCL, which is referenced in Section 141(k)) as Exhibit B to this letter for the Staff’s reference. Because of Section 141(k) of the DGCL, once an amendment to the certificate of incorporation that would declassify the board of directors of a Delaware corporation becomes effective, such an amendment has the effect of allowing the stockholders to remove directors with or without cause.

U.S. Securities and Exchange Commission

April 18, 2014

As a result of the foregoing, any approved change to the Company’s certificate of incorporation to declassify the board of directors will require the Company under Section 141(k) of the DGCL to allow stockholders to remove directors with or without cause at the time its board of directors is no longer classified. Because the proposal to declassify the Company’s board of directors cannot be accomplished without fulfilling the DGCL’s requirement to modify the ability of the Company’s stockholders to remove directors, the Company believes that the proposed changes are inextricably intertwined and therefore may be presented as a single proposal. This is consistent with the guidance set forth in the Compliance and Disclosure Interpretations of the Staff regarding Rule 14a-4(a)(3), published on January 24, 2014, which provides that in the context of general proxy solicitations, multiple matters that are so “inextricably intertwined” as to effectively constitute a single matter need not be unbundled.

Proxy Solicitation, page 52

4.	We note that proxies may be solicited by telephone, personally and electronic communication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Company acknowledges that it will file all written soliciting materials, including any scripts to be used in soliciting proxies, with the Commission under the cover of Schedule 14A on the date of first use.

5.	Please provide us with the statement required by Item 5(b)(1)(iii) of Schedule 14A for each participant notwithstanding the absence of a requirement to disclose a negative response in the proxy statement.

In accordance with the Staff’s comment, the Company hereby confirms that no participant has been convicted in a criminal proceeding in the last ten years.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please direct any communications to the undersigned at (414) 297-5642 or jkwilson@foley.com, or to Benjamin F. Garmer, III at (414) 297-5675 or bgarmer@foley.com.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc: Hudson Global, Inc. Working Group

Exhibit A

April 18, 2014

Mr. Nicholas Panos

Senior Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Hudson Global, Inc. – Written Acknowledgement of Participants

Dear Mr. Panos:

This letter is in response to the comment letter of the staff of Securities and Exchange Commission (the “Commission”) dated April 17, 2014 and is being filed as an exhibit to the reply.  The participant signatories hereto (each a “participant”), who are participants in that certain proxy solicitation with respect to the stockholders of Hudson Global, Inc., which is referenced in its preliminary proxy statement (the “Filing”) filed with the Commission on April 11, 2014, each hereby acknowledges that:

•	The participant is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

By:	/s/ Manuel Marquez Dorsch	By:	/s/ David G. Offensend
	Manuel Marquez Dorsch		David G. Offensend

By:	/s/ Robert B. Dubner	By:	/s/ Richard J. Stolz
	Robert B. Dubner		Richard J. Stolz

By:	/s/ John J. Haley	By:	/s/ Latham Williams
	John J. Haley		Latham Williams

By:	/s/ David F. Kirby	By:	/s/ Steve Zales
	David F. Kirby		Steve Zales

By:	/s/ Jennifer Laing	HUDSON GLOBAL, INC.
Jennifer Laing
		By:	/s/ Manuel Marquez Dorsch
By:	/s/ Stephen A. Nolan		Name: Manuel Marquez Dorsch
	Stephen A. Nolan		Title: Chairman and Chief Executive Officer

By:	/s/ Tracy Noon
Tracy Noon

Exhibit B

§141 Board of directors; powers; number, qualifications, terms and quorum; committees; classes of directors; nonstock corporations; reliance upon books; action without meeting; removal.

* * *

(d) The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification becomes effective, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire. The certificate of incorporation or bylaw provision dividing the directors into classes may authorize the board of directors to assign members of the board already in office to such classes at the time such classification becomes effective. The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation. The terms of office and voting powers of the directors elected separately by the holders of any class or series of stock may be greater than or less than those of any other director or class of directors. In addition, the certificate of incorporation may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors. Any such provision conferring greater or lesser voting power shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or bylaws. If the certificate of incorporation provides that 1 or more directors shall have more or less than 1 vote per director on any matter, every reference in this chapter to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

* * *

(k) Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, stockholders may effect such removal only for cause; or

(2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.